

January 28, 2015

Via E-mail
Mr. Bruce E. Kiddoo
Senior Vice President and Chief Financial Officer
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, California 95134

>       **Re:    Maxim Integrated Products, Inc.**
>            **Form 10-K for the fiscal year ended June 28, 2014**
>            **Filed August 18, 2014**
>            **File No.  001-34192**

Dear Mr. Kiddoo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 28, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Provision for Income Taxes, page 28

1.      We note that your provision for income taxes was impacted by a $35.6 million one-time benefit for fixed asset Federal tax basis adjustments generated by prior year depreciation expense that did not provide a tax benefit in prior years.  Please explain to us in more detail the facts and circumstances surrounding the basis adjustment, including the factors that led to the basis adjustment being recorded during the fiscal year ended June 28, 2014.

Item 9A. Controls and Procedures, page 32

Changes in Internal Control over Financial Reporting, page 33

2.      We note that your disclosure here that "other than this acquisition, there were no changes in our internal control over financial reporting…" It appears from this disclosure that the acquisition of Volterra may have resulted in changes in your internal control over financial reporting that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. Please refer to the views of the staff of the Division of Corporate Finance in Question 3 of our FAQs on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports found at www.sec.gov/info/accountants/controlfaq.com. Consistent with the requirements of Item 308(c) of Regulation S-K, please provide us with details of any change that has materially affected or is reasonably likely to materially affect internal control over financial reporting.

Item 15. Exhibits and Financial Statement Schedules, page 37

Note 12 – Segment Information, page 64

3.      We note in prior letters dated January 25, 2013, March 12, 2014 and April 23, 2013, you provided information regarding your analysis of the segment reporting guidance outlined in FASB ASC 280. We further note that subsequent to that date, you acquired Volterra Semiconductor. In addition, we note from recent filings and earnings calls that you have experienced greater declines and variability in certain of your businesses than you expected. In this regard, we note that you recorded $138 million of impairment charges relating to your MEMS business unit in the second quarter as a result of your decision to stop investment in that business. We further note from recent periods that your Mobility segment has experienced periods of increased inventory charges and declining margins. In light of these different events that could impact your prior conclusions regarding your segment presentation, please provide us with an updated analysis of how your current presentation complies with FASB ASC 280.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

         Sincerely,

         /s/ Kevin L. Vaughn

         Kevin L. Vaughn
         Accounting Branch Chief